March 4, 2011

VIA EDGAR
Ms. Tia Jenkins, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:	Segway IV Corp. (the “Company”)
Amendment No. 1 to Item 4.01 Form 8-K
Filed on January 31, 2011
File No. 000-30327

Dear Ms. Jenkins:

We are in receipt of your comment letter dated February 23, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

1.
We note in your response to comment one of our letter dated February 3, 2011 that Gately did not perform any services relating to the unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010; and that Kiesling examined the unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010 prior to their filing. Please tell us who reviewed your interim financial statements for the quarters ended June 30, 2010 and September 30, 2010, as required by Rule 8-03 of Regulation S-X.

a.	To the extent that Gately performed the review, please further explain to us your statement that Gately did not perform any services relating to these financial statements.

ANSWER:	Gately did not perform a review of the Company’s unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010.

b.	To the extent that Kiesling performed the review, please further amend your Form 8-K to disclose the actual date you retained Kiesling as your independent accountant.

ANSWER:
Kiesling performed the review of the Company’s unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010.  In that regard, Kiesling was retained by the Company on August 13, 2010 to perform the review of the Company’s unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010.

Based on the above, the Company will revise the Current Report on Form 8-K, initially filed on January 31, 2011, to reflect that the Company’s former accountant, Gately, was dismissed on August 31, 2010 and that the Company retained Kiesling as its independent accountant on the same date.

c.
To the extent that your interim financial statements for the quarters ended June 30, 2010 and September 30, 2010 were not reviewed, please amend immediately your June 30, 2010 and September 30, 2010 Form 10-Q to label the financial statements as unreviewed and advise us of your plan to have these financial statements reviewed by an independent public accountant. Also describe in sufficient detail the procedures that Kiesling performed during their examination of your June 30, 2010 and September 30, 2010 interim financial statements prior to them being filed, and further explain to us how you concluded that the results of the examination will not be subject to audit procedures during Kiesling’s audit of your December 31, 2010 financial statements. Refer to Rule 2-01(c)(4) of Regulation S-X.

ANSWER:
Kiesling performed the review of the unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010.  As such, we have revised the Current Report on Form 8-K, initially filed on January 31, 2011, to reflect the Company retaining Kiesling on that date.

Very truly yours,

Segway IV Corp.

By:	/s/ Donny Smith
DONNY SMITH